FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Notice to the Market dated February 26, 2014
2.	Notice to the Market dated February 24, 2014
3.	Material Fact dated February 24, 2014

Item 1

COSAN LIMITED
BDR Issuer
Corp. Taxpayer ID (CNPJ): 08.887.330/0001-52

Notice To The Market

COSAN LIMITED (NYSE: CZZ and BM&FBovespa: CZLT33 (“Company”), under Article 12 of CVM Rule 358 of January 3, 2002, as amended, hereby informs that on February 25, 2014 it received a notice from BlackRock Inc., as an investment manager, in which it informed the Company that some of its clients have acquired class-A common shares issued by the Company, for a total of 9,486,824 class-A common shares and 35,400 representing class-A  common shares Brazilian Depositary Receipts (“BDRs”), totaling nearly 5.46% of the total class-A common shares issued by Cosan Limited.

São Paulo, February 26, 2014

Marcelo Martins
CFO and Investor Relations Officer

Item 2
NOTICE TO THE MARKET

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Cosan” or “Company”), pursuant to Article 157 of Law 6,404/76 and Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (CVM), hereby informs its shareholders and the market that, on this date, its subsidiary RUMO LOGÍSTICA OPERADORA MULTIMODAL S.A. (“Rumo”), inscribed in the corporate taxpayers register (CNPJ/MF) under no. 71.550.388/0001-42 submitted to ALL – AMÉRICA LATINA LOGÍSTICA S.A. (“ALL”), a publicly held corporation inscribed in the corporate taxpayers register (CNPJ/MF) under no. 02.387.241/0001-60 a binding  proposal (“Proposal”) for the incorporation of ALL by Rumo (“Association”).

The Proposal entails the merger of all the shares issued by ALL (“Stock Merger”), of which the current shareholders of Rumo and ALL will be allotted thirty six point five percent (36.5%) and sixty-three point five percent (63.5%), respectively, of the capital stock of the combined company.

According to the Proposal, Cosan will appoint the majority of the Board of Directors of the combined company.

ALL shall submit the Proposal for approval of its Board of Directors within 40 days from this date. If the Proposal is approved, the Board of Directors of ALL must summon the Shareholders Meeting, which will be held within 30 days, to vote on the Stock Merger.

The Association is subject to certain conditions precedents, notably the following: (i) Rumo must get registered as a publicly held company and, simultaneous to the operation, join the Novo Mercado segment of BM&FBovespa; (ii) obtain the regulatory approvals from Brazil´s antitrust agency CADE (Administrative Council for Economic Defense ) and the National Land Transport Agency (ANTT) and (iii) obtain all corporate and third-party approvals required by applicable laws and the bylaws of the companies.

The Association will enable the capture of synergies and the optimization of use of the rail and port assets of both companies, as well investments that will help the current rail network operated by ALL to better use the cargo origination and shipment capacity of both companies.

The Company will maintain its shareholders and the market informed on the progress of the negotiations and the execution of the operation.

Marcelo Martins
CFO and Investor Relations Officer

For further information, please contact the Investor Relation´s team:
Guilherme Machado - IR Manager Phillipe Casale - IR Coordinator Taisa Condino - IR Analyst
Phone: +55 11 3897 - 9797 E-mail: ri@cosan.com.br Website: www.cosan.com.br/ir

Item 3

MATERIAL FACT

COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBOVESPA: CSAN3) (“Companhia”), under the terms of CVM Instruction nº 358/02, communicates its shareholders and the market in general that the company´s administration will propose to its shareholders a spin-off (“Spin-off”) of its assets for the creation of Cosan Logística, company responsible for the investment in Rumo Logística, and Cosan Energia, company responsible for the investments in Raízen, Comgás, Cosan Lubricants and Radar. Both companies will be public and listed in the segment of Novo Mercado of Bovespa (“New Companies”).

CURRENT SIMPLIFIED STRUCTURE

SIMPLIFIED STRUCTURE RESULTING FROM THE PROPOSED DIVISION

The New Companies will have distinct strategic, operational and capital structure profiles. Cosan Energia will be a company of established business and management models with participation in leader companies of the sector where they act. Cosan Logística should be the investment vehicle of the current shareholders of Cosan in Rumo Logística, and in the future, if approved the association between Rumo Logística and ALL – América Latina Logística, the investment vehicle resulted from this association.

The spin-off seeks a segregation of the Company´s activities in order that each business will focus in its segment, establishing suitable capital structures for each company. Besides that, it will provide to the market a bigger visibility on each company´s performance, which will allow a better evaluation from the shareholders and investors about each business specialty individually, allowing its capital allocation accordingly to its interests and investments strategy.

Other information about the Company assets spin-off required under the terms of CVM Instruction nº 319/99 and other applicable rules will be object of a new material fact to be published in a near future.

The company will keep its shareholders and the market informed about the negotiations development and the operation implementation.

São Paulo, February 24th, 2014

Marcelo Martins
CFO and Investor Relations Officer
 To download the Material Fact, click here.

For further information, please contact the Investor Relation´s team::
Guilherme Machado - IR Manager Phillipe Casale - IR Coordinator Taísa Condino - Analista de RI
Phone: +55 11 3897 - 9797 E-mail: ri@cosan.com.br Website: www.cosan.com.br/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	February 26, 2014	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer